787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 18, 2023

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Proxy Materials on Schedule 14A for the Funds Listed on Appendix A hereto

Dear Ms. Browning:

On behalf of the funds listed on Appendix A hereto (collectively, the “Funds”), this letter responds to (1) comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 26, 2023 regarding the preliminary proxy materials filed with the Commission on June 16, 2023 (the “Preliminary Proxy Materials”) by each Fund and (2) comments provided by the Staff to the undersigned and Hannah Fiest by telephone on July 14, 2023 and to the undersigned by telephone on July 17, 2023 regarding the draft definitive proxy materials (the “Definitive Proxy Materials”) and draft of this letter provided to the Staff on July 12, 2023.

The Staff’s comments to the Preliminary Proxy Materials are summarized below in italicized text in Part A of this letter, and the Staff’s comments to the draft Definitive Proxy Materials are summarized below in italicized text in Part B of this letter. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Defined terms, unless otherwise defined herein, have the meanings given them in the Preliminary Proxy Materials and Definitive Proxy Materials, as applicable.

Brussels   Chicago   Frankfurt   Houston   London   Los Angeles   Milan

New York   Palo Alto   Paris   Rome   San Francisco   Washington

July 18, 2023

Part A: Staff Comments to Preliminary Proxy Materials

General

Comment No. 1:	The Staff’s comments relate to the Preliminary Proxy Materials filed by Credit Suisse Asset Management Income Fund, Inc. and Credit Suisse High Yield Bond Fund (the “Closed-End Fund Preliminary Proxy Materials”) and apply equally to the Preliminary Proxy Materials filed by Credit Suisse Commodity Strategy Funds, Credit Suisse Opportunity Funds and Credit Suisse Trust (the “Open-End Fund Preliminary Proxy Materials”). Please confirm that the Open-End Fund Preliminary Proxy Materials are identical to the Closed-End Fund Preliminary Proxy Materials. In addition, the Staff’s comments apply globally wherever the relevant disclosure appears in the Preliminary Proxy Materials.

Response:	The Funds confirm that the Open-End Fund Preliminary Proxy Materials are identical to the Closed-End Fund Preliminary Proxy Materials. The Funds acknowledge that all comments provided by the Staff apply to both sets of Preliminary Proxy Materials and will address the Staff’s comments in each instance where the relevant disclosure appears in the Preliminary Proxy Materials.

Shareholder Letter

Comment No. 2:	Please clarify that the following statement refers to the Funds’ principal investment strategies: “Even though there will be no change in the portfolio managers or the investment strategies of your Fund . . . .” Also, please consider expanding this statement to refer to each Fund’s investment objective, fundamental and non-fundamental investment restrictions, principal investment policies and principal risks.

Response:	The requested changes will be made.

Comment No. 3:	Please clarify what is meant by the statement that “the closing of the Transaction may be deemed to have caused a technical termination of the Funds’ investment advisory agreements with Credit Suisse, as well as the sub-advisory agreement between Credit Suisse and Credit Suisse UK with respect to Credit Suisse Strategic Income Fund.” This statement is ambiguous and should be revised to be more specific as to why the closing of the Transaction resulted in a termination of the Funds’ investment advisory and sub-advisory agreements, including a discussion of the assignment of such agreements.

Response:	The requested change will be made.

Comment No. 4:	Please consider using the defined term “Merger” as opposed to “Transaction” to align with the description of the merger of Credit Suisse Group AG with and into UBS Group AG.

Response:	The requested change will be made.

Comment No. 5:	In the Joint Proxy Statement, please include representations that the Funds will comply with the requirements of Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

July 18, 2023

Response:	The requested change will be made.

Comment No. 6:	The statement that “it is expected that the investment advisory services that Credit Suisse and Credit Suisse UK provide to the Funds will be transitioned (through merger of entities or transfer of services) to asset management affiliates of UBS Group within one year of the closing of the Transaction, subject to any approvals deemed necessary” is vague. Please clarify what approvals are contemplated by “subject to any approvals deemed necessary,” and also clarify timing of the transition to the extent possible. Also, please clarify whether “asset management affiliates of UBS Group” refers to advisers and sub-advisers.

Response:	The Funds cannot further clarify the timing of the transition of investment advisory services, as the exact timing of the transition has not yet been determined. Otherwise, the requested changes will be made.

Comment No. 7:	Please include a statement that the Board believes the new investment advisory and sub-advisory agreements are in the best interests of the Funds and their shareholders, as applicable.

Response:	The requested change will be made.

Comment No. 8:	Please explain the contractual expense limitation agreements to which the Open-End Funds are party and disclose if there are any recoupment rights under such agreements. Also, please describe any voluntary waivers of any Fund’s management fees. Please discuss whether the contractual expense limitation agreements and any voluntary waivers will remain in place and the Board’s consideration of such arrangements in approving the new investment advisory agreements.

Response:	The requested changes will be made.

Question and Answers (“Q&A”)

Comment No. 9:	On page ii, the response to “How do the new investment advisory agreement and new sub-advisory agreement, as applicable, differ from my Fund’s current agreement(s)?” states that “[t]he new agreements will be substantially identical to the current agreements, except for the dates of execution, effectiveness and termination and certain non-material changes.” The use of the phrase “substantially identical” is vague as to whether there are material differences between the new and current agreements. If there are any material differences, please disclose those differences as required by Item 22(c)(8) of Schedule 14A. If there are no material differences, revise this sentence to remove the word “substantially” before “identical.” In addition, please supplementally confirm that current and pro forma fee information required by Item 22(a)(3)(iv) of Schedule 14A is not required to be disclosed.

July 18, 2023

Response:	The above-referenced disclosure will be revised to delete the word “substantially.” Each Fund confirms that the current and pro forma fee information required by Item 22(a)(3)(iv) of Schedule 14A is not required to be disclosed because the approval of each Fund’s new investment advisory agreement and, in the case of Credit Suisse Strategic Income Fund, the new sub-advisory agreement would not, directly or indirectly, establish a new fee or increase any existing fee or expense to be paid by the Fund or its shareholders.

Comment No. 10:	On page iii, the phrasing of the response to the question “Will the new investment advisory and sub-advisory agreements result in any changes in the portfolio management, investment objective or investment strategy of my Fund?” is vague because of the use of phrases such as “no immediate changes” and “are currently anticipated.” Please clarify the response to this question.

Response:	The requested change will be made.

Comment No. 11:	Please clarify that shareholders of each Fund will vote separately on the new investment advisory agreements and that shareholders will be entitled to vote only with respect to approval of the new investment advisory agreement(s) for the Fund(s) of which they held shares on the Record Date.

Response:	The requested changes will be made.

Comment No. 12:	In the response to “What else is happening with Credit Suisse and the Funds?”, please use the same terminology that was used in the application for an exemption from Section 9(a) of the 1940 Act filed by Credit Suisse, Credit Suisse UK and certain of their affiliates on June 7, 2023 with the Commission, and also include the date that the Consent Order and Final Judgment was filed with the New Jersey Superior Court. In addition, please remove the following language from the end of the first paragraph of the response: “, including with respect to Credit Suisse’s view (as supported by outside counsel to the Funds) that the Consent Judgment was not disqualifying.”

Response:	The Funds respectfully note that the language at the end of the first paragraph is accurate. Nevertheless, the Funds will delete the language in response to the Staff’s request and make the other requested changes.

Comment No. 13:	In the response to the question “What happens if new investment advisory and sub-advisory agreements are not approved for my Fund?”, please add a cross-reference to the discussion of the interim investment advisory agreements and interim investment sub-advisory agreement in the Joint Proxy Statement. Please revise the comparison of the interim agreements and the prior agreements to align with the requirements of Rule 15a-4 under the 1940 Act.

July 18, 2023

Response:	The requested changes will be made. The Funds note that the discussion of the interim investment advisory agreements and interim sub-advisory agreement will be moved to the response to a new question in the Q&A (“Given that the Prior Advisory Agreements terminated on the Closing Date, is there any investment advisory agreement currently in place for my Fund?”) and the requested cross-reference will be added in such response.

Comment No. 14:	Please add disclosure addressing whether the approval of one Fund’s investment advisory agreement is contingent upon the approval of another Fund’s investment advisory agreement. In addition, please add disclosure that Proposal 2 is contingent upon the approval of Proposal 1 by shareholders of Credit Suisse Strategic Income Fund.

Response:	The requested changes will be made.

Comment No. 15:	On page iii, please move the discussion of the Open-End Funds’ contractual expense limitation agreements into its own Q&A and add the detail regarding such agreements and any voluntary waivers requested by the Staff in Comment No. 8 above.

Response:	The requested changes will be made.

Comment No. 16:	On page iii, in the response to the question “Will there be any changes to my Fund’s custodian or other service providers as a result of the Transaction”, please clarify that the Funds’ service providers will continue to provide the applicable services to the Funds at the same rate and that the Funds’ other expenses will not change.

Response:	The requested changes will be made.

Comment No. 17:	In the Joint Proxy Statement, please revise the disclosure regarding Credit Suisse’s bearing the expenses of the proxy statement and proxy solicitation to state that all costs will be borne by Credit Suisse “out of its own legitimate profits.” Please supplementally confirm to the Staff whether Credit Suisse will seek reimbursement of the costs of the proxy solicitation and, if so, please add disclosure to this effect.

Response:	The requested change will be made. The Funds confirm that Credit Suisse will not seek reimbursement of the costs of the proxy solicitation.

July 18, 2023

Notice of Joint Special Meeting of Shareholders

Comment No. 18:	Please bold or move to a separate paragraph the disclosure regarding a shareholder’s ability to revoke its proxy in both the Notice of Joint Special Meeting of Shareholders and the Joint Proxy Statement.

Response:	The requested change will be made.

Joint Proxy Statement

Comment No. 19:	On page 4, please revise the second paragraph of the subsection entitled “Background—Interim Agreements” under the section entitled “Proposal 1 and Proposal 2—Approval of a New Investment Advisory Agreement with Credit Suisse and, with Respect to the Strategic Income Fund Only, Approval of a New Sub-Advisory Agreement Between Credit Suisse and Credit Suisse UK” (such section, the “Proposal Discussion”) to describe how the Interim Advisory Agreements comply with Rule 15a-4 under the 1940 Act, rather than describing the requirements of Rule 15a-4. In addition, please revise the comparison of the Interim Advisory Agreements and the Prior Advisory Agreements in (iv) of this paragraph to align with the requirements of Rule 15a-4. Finally, please add disclosure to this paragraph clarifying how the advisory fees held in escrow are paid out pursuant to Rule 15a-4 depending on whether or not a Fund’s shareholders approve the applicable New Advisory Agreement(s).

Response:	The requested changes will be made.

Comment No. 20:	On page 4, in the first paragraph of the subsection entitled “Background—Interim Agreements” under the Proposal Discussion, please revise the discussion of each Board’s approval of the applicable Interim Advisory Agreement(s) to align with the Board approval requirement in Rule 15a-4(b)(2)(iv) under the 1940 Act. Also, please supplementally confirm to the Staff that the Board satisfies the condition in Rule 15a-4(b)(2)(vii).

Response:	The requested change will be made. Each Fund confirms that its Board satisfies the condition in Rule 15a-4(b)(2)(vii) (i.e., the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act).

Comment No. 21:	On pages 7-8, in the subsection entitled “Comparison of the Prior Advisory Agreements and the New Advisory Agreements” under the Proposal Discussion, please clarify whether the advisory fee rates payable under the New Advisory Agreements are the same as those payable under the Prior Advisory Agreements.

Response:	The requested change will be made to the above-referenced subsection. In addition, Appendix G and the references thereto will be revised to clarify that Appendix G sets out the advisory fee rates payable under both the Prior Advisory Agreements and the New Advisory Agreements.

July 18, 2023

Comment No. 22:	On page 8, please revise the subsection entitled “Board Review and Approval of the New Advisory Agreements—Investment Advisory Fee Rates and Expenses” under the Proposal Discussion to break up the discussion into subsections or bullet points. Please also discuss any expense limitations or waivers separately in this subsection. In addition, please state that each Fund’s Board considered the advisory fee rates payable under both the Fund’s Prior Advisory Agreement(s) and the Fund’s New Advisory Agreement(s).

Response:	The requested changes will be made.

Comment No. 23:	On page 8, in the subsection entitled “Board Review and Approval of the New Advisory Agreements—Investment Advisory Fee Rates and Expenses” under the Proposal Discussion, please revise the comparison of each Fund’s fees and expenses to the funds in the Expense Group and Expense Universe provided by Broadridge to be more specific regarding the numerical comparisons. For example, please clarify what is meant by a Fund’s expenses being “within the middle range of its peers” or “in line with its peers.” In addition, please disclose whether the comparative data regarding each Fund’s expense ratio included information from sources other than Broadridge. If there were no other sources for such data, please note this to the Staff supplementally.

Response:	The requested changes will be made. The Funds confirm that the comparative data regarding each Fund’s expense ratio was based solely on reports provided by Broadridge.

Comment No. 24:	On page 9, in the subsection entitled “Board Review and Approval of the New Advisory Agreements—Fund Performance” under the Proposal Discussion, please clarify or quantify what it means for a Fund to “outperform the majority of its Performance Universe” and clarify similar language in the performance comparisons. In addition, please identify the “longer investment periods” referenced in the discussion and, with respect to DHY, explain what is meant by the statement that the Fund “has continued to trade relatively well.” Please indicate the sources for the information in this subsection.

Response:	The requested changes will be made.

Comment No. 25:	On page 10, in the subsection entitled “Board Review and Approval of the New Advisory Agreements—Economies of Scale” under the Proposal Discussion, please add a sentence or parenthetical to the discussion of the Open-End Funds noting that it is not guaranteed that potential economies of scale will be realized.

July 18, 2023

Response:	The requested change will be made.

Comment No. 26:	On page 10, in the subsection entitled “Board Review and Approval of the New Advisory Agreements—Economies of Scale” under the Proposal Discussion, please clarify the Board’s conclusion regarding economies of scale with respect to CIK and the information that the Board of CIK considered.

Response:	The requested change will be made.

Comment No. 27:	On page 11, in the subsection entitled “Additional Information—Proxy Voting and Shareholder Meeting,” please revise the disclosure regarding revocation of proxies to include the methods for a shareholder to revoke its proxy described in the Notice of Joint Special Meeting of Shareholders.

Response:	The requested change will be made.

Comment No. 28:	On page 12, in the subsection entitled “Additional Information—Proxy Voting and Shareholder Meeting,” please delete the disclosures regarding broker non-votes, as the Proposals are non-routine matters and there will not be any broker non-votes. Instead, please add disclosure explaining that if the beneficial owner of shares does not give instructions to its broker, the broker cannot exercise its discretion and therefore those shares do not count as present for a quorum or for the vote on the Proposals, and describe the effect on the outcome of the votes on the Proposals.

Response:	The requested changes will be made.

Comment No. 29:	On page 14, in the subsection entitled “Additional Information—Delaware Statutory Trust Act – Control Share Acquisitions of DHY,” please state that recent federal and state court decisions have found that control share provisions are not consistent with the 1940 Act. If there are control shares as of the record date for the Meeting, please disclose the number of control shares and the treatment and effect of the control shares with respect to calculating the presence of a quorum and the votes on the Proposals. See Item 21 of Schedule 14A.

Response:	The requested change will be made. To the knowledge of Credit Suisse High Yield Bond Fund, there are no control shares of the Fund outstanding as of the record date for the Meeting.

July 18, 2023

Part B: Staff Comments to Draft Definitive Proxy Materials

General

Comment No. 1:	Please confirm supplementally that the draft Definitive Proxy Materials received by the Staff for Credit Suisse Asset Management Income Fund, Inc. and Credit Suisse High Yield Bond Fund (the “Closed-End Fund Definitive Proxy Materials”) are identical to the draft Definitive Proxy Materials for Credit Suisse Commodity Strategy Funds, Credit Suisse Opportunity Funds and Credit Suisse Trust (the “Open-End Fund Definitive Proxy Materials”). In addition, the Staff’s comments apply globally wherever the relevant disclosure appears in the Definitive Proxy Materials.

Response:	The Funds confirm that the Open-End Fund Definitive Proxy Materials will be identical to the Closed-End Fund Definitive Proxy Materials. The Funds acknowledge that all comments provided by the Staff apply to both sets of Definitive Proxy Materials and will address the Staff’s comments in each instance where the relevant disclosure appears in the Definitive Proxy Materials.

Shareholder Letter

Comment No. 2:	On page 1, please revise the first sentence of the third paragraph to state that “The Merger will not result in any immediate changes . . . .”, rather than “The new agreements will not result in any immediate changes . . . .”, as it is not accurate to suggest that the new agreements would cause any changes to the investment objective(s), principal investment and policies, principal risks, fundamental and non-fundamental investment policies, or portfolio managers of the Funds because the new agreements are identical to the Funds’ prior advisory agreements (other than with respect to certain differences noted in the Definitive Proxy Materials). Also, the use of the word “immediate” in the first sentence of the third paragraph suggests there may be imminent changes to the Funds. Please revise the first sentence to remove the word “immediate.”

Response:	The requested changes will be made. The Funds note that no changes are currently contemplated with respect to the Funds’ investment objective(s), etc. as a result of the Merger and will revise the aforementioned sentence to clarify this point.

Comment No. 3:	On page 2, the first paragraph includes disclosure stating that “[i]n connection with, or following the completion of, the UBS Transition, it is possible that there could be changes to your Fund’s investment objective(s), principal investment strategies and policies, principal risks, fundamental and non-fundamental investment policies, or portfolio managers.” The disclosure does not distinguish between changes that can be made without shareholder approval and those that require shareholder approval (e.g., changes to the Funds’ fundamental investment policies). Please revise the disclosure to clarify that certain changes may be made without shareholder approval to the extent permitted under the federal securities laws and indicate which changes require shareholder approval.

July 18, 2023

Response:	The requested change will be made.

Q&A

Comment No. 4:	On page i, in the response to the question “Why am I receiving this joint proxy statement?”, please separate the discussion of the contingent nature of the two proposals into two paragraphs.

Response:	The requested change will be made.

Comment No. 5:	On page iv, in the response to the question “Will any expense limitation agreements or advisory fee waivers for my Fund remain in place under the Fund’s New Advisory Agreement(s)?”, please add subheadings to help shareholders discern the different types of waivers being discussed. In addition, please also add a cross reference to the section of the proxy statement that discusses the terms of DHY’s voluntary waiver.

Response:	The requested changes will be made.

Comment No. 6:	On page v, in the response to the question “Will there be any changes to my Fund’s custodian or other service providers as a result of the Merger?”, please revise the second sentence of the response to clarify that the New Advisory Agreements are not expected to establish a new fee or expense of any service provider or increase any existing fee or expense to be paid by a Fund or its shareholders to a service provider.

Response:	The requested change will be made.

Joint Proxy Statement

Comment No. 7:	On page 5, please revise the disclosure regarding compliance with the requirements of Section 15(f) of the 1940 Act to reflect that the Funds, not Credit Suisse and UBS, will comply with such requirements. Please also revise the language describing the conditions of Section 15(f) to align more closely with the language of the statute.

Response:	The requested changes will be made.

Comment No. 8:	On page 6, in the second paragraph of the subsection entitled “Background—Interim Advisory Agreements” under the Proposal Discussion, please revise the language describing the holding of the compensation earned under the Interim Advisory Agreements in an interest-bearing escrow account to clarify whether such compensation will be held at the Fund’s custodian or a bank.

July 18, 2023

Response:	The requested change will be made.

Comment No. 9:	On page 10, in the subsection entitled “Board Review and Approval of the New Advisory Agreements—Investment Advisory Fee Rates and Expenses,” please revise the disclosure regarding the conditions of the Open-End Funds’ reimbursing Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse under the Open-End Funds’ contractual expense limitation agreements to reflect that reimbursements cannot cause an Open-End Fund to exceed the (i) applicable expense limitation in the agreement at the time the fees are recouped or (ii) the applicable expense limitation in effect at the time the fees were waived and/or expenses reimbursed. See Investment Companies Industry Developments 2009/2010: SEC Staff Comments and Observations—Expense Recapture Plans .73, AICPA Audit Risk Alert (Aug. 2015).

Response:	The Open-End Funds note that the description of the limit on Credit Suisse’s ability to recoup management fees previously limited and/or expenses previously paid by Credit Suisse in the draft Definitive Proxy Materials tracks such limit set out in the Open-End Funds’ contractual expense limitation agreements and is consistent with disclosure regarding such limit included in the Open-End Funds’ prospectuses and annual and semi-annual reports to shareholders. Accordingly, the Open-End Funds respectfully submit that the disclosure regarding the limit on Credit Suisse’s ability to recoup management fees previously limited and/or expenses previously paid should not be revised in the Definitive Proxy Materials because the current disclosure reflects the terms of the Open-End Funds’ contractual expense limitation agreements that the Board of each Open-End Fund considered in approving the New Advisory Agreement(s) for the Fund.

July 18, 2023

The Open-End Funds acknowledge that the limit on Credit Suisse’s ability to recoup management fees previously limited and/or expenses previously paid by Credit Suisse in the Open-End Funds’ current contractual expense limitation agreements does not align with the guidance in the AICPA Audit Risk Alert cited by the Staff, and confirm that they will operate under both limits on reimbursing Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse set out in the AICPA Audit Risk Alert. In addition, each Open-End Fund will seek to amend the Fund’s contractual expense limitation agreement to provide that any reimbursements by the Fund of advisory fees previously limited and/or expenses previously reimbursed by Credit Suisse will not cause the Fund to exceed the applicable expense limitation that was in effect either at the time (i) the fees are recouped or (ii) the fees were limited or expenses were paid. Following such amendment, each Open-End Fund intends to update the disclosure regarding the limit on Credit Suisse’s ability to recoup management fees previously limited and/or for expenses previously paid by Credit Suisse in the Fund’s next prospectus and shareholder report to reflect the limit described in the preceding sentence.

Comment No. 10:	On page 10, in the subsection entitled “Board Review and Approval of the New Advisory Agreements—Investment Advisory Fee Rates and Expenses,” please revise the discussion of DHY’s voluntary fee waiver to add more detail regarding the terms of the waiver, particularly with respect to the possibility that the waiver may be discontinued at any time.

Response:	The requested change will be made.

* * * * * * * * *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC
Justin L. Browder, Esq., Willkie Farr & Gallagher LLP Hannah Fiest, Esq., Willkie Farr & Gallagher LLP

July 18, 2023

Appendix A

Credit Suisse Asset Management Income Fund, Inc. (File No. 811-05012)

Credit Suisse High Yield Bond Fund (File No. 811-08777)

Credit Suisse Commodity Strategy Funds (File No. 811-21589)

Credit Suisse Opportunity Funds (File No. 811-09054)

Credit Suisse Trust (File No. 811-07261)